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This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ANNOUNCEMENT IN RELATION TO APPROVAL BY THE CSRC OF THE APPLICATION

FOR THE NON-PUBLIC ISSUANCE OF OVERSEAS LISTED FOREIGN SHARES (H

SHARES) OF THE COMPANY

References are made to the announcements (the “Announcements”) of China Southern Airlines Company Limited (the “Company”) dated 30 October 2019 and 11 February 2020 in relation to, among other things, (i) the proposed issue of not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH; and (ii) the proposed issue of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung. Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcements.

On 8 April 2020, the Company has received the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 547) (《關於核准中國南方航空股份有限公司增發境外上市外資股的批復》（證監許可[2020]547號）) (the “Approval”) issued by the China Securities Regulatory Commission (the “CSRC”). Pursuant to the Approval, the CSRC has approved the issue of not more than 613,358,614 new overseas listed foreign shares by the Company to Nan Lung, all of which are ordinary shares with the nominal value of RMB1 per share.

The Company will continue to deal with subsequent matters in respect of the issuance in accordance with relevant laws and regulations and the requirements set out in the Approval and disclose the relevant information in a timely manner according to the progress of relevant matters. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

8 April 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.